June 17, 2016

Via EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Re:	Rambus Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 19, 2016
File No. 0-22339

Ladies and Gentlemen:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to the document referenced above, as set forth in your letter dated June 7, 2016 to Rambus Inc. (the “Company”, “Rambus”, “our” or “we”). For ease of reference, the text of each of the Staff’s numbered comments has been provided herein in italics. The Company’s response follows each of the numbered comments.

General

1.	You state on pages 10 and 27 of the 10-K that in each of the years ended December 31, 2015 and 2014 revenues from Samsung accounted for 10% or more of your total revenues. A press release on your website indicates that you signed a comprehensive 10- year license agreement with Samsung in 2014 providing Samsung access to your technologies for inclusion in Samsung products. The Samsung website indicates that Samsung has a store in Sudan and that Samsung televisions are available in Syria. Additionally, a 2013 news article refers to a Samsung license and a Samsung franchise in Syria. Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, partners, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:

We respectfully advise the Staff that the Company has not during the period covered by our Form 10-K, and does not currently provide, and has no future plans to provide, any services, products, information or technologies to Sudan or Syria, their governments or entities they control. The Company has not entered into any agreements or arrangements with Sudan or Syria, or any individuals or entities therein, and has no future plans to enter into any such agreements or arrangements. Moreover, the Company does not maintain any offices or other facilities in Sudan or Syria, has no employees in either of those countries, and has no assets or liabilities associated with activities in either of those countries.

United States Securities and Exchange Commission

June 17, 2016

Samsung Electronics Co., Ltd. (“Samsung”) has a license to portions of the Company’s patent portfolio, and the Company’s provision of those rights to Samsung were made in compliance with applicable export control and economic sanctions regulations. Specifically, the Company licenses its patent portfolio to Samsung to cover Samsung’s use of certain memory and semiconductor products and some other technologies in Samsung products as covered in the applicable license agreement, as amended, which was filed with the Commission as Exhibit 10.2 to Form 10-Q on May 3, 2010 and Exhibit 10.17 to Form 10-K on February 21, 2014. The licensing agreement governing the use of those patented technologies prevents Samsung from transferring the patents to any other entity – including entities in Sudan and Syria, as set forth in Sections 2.1(a) and 9.4 of the license agreement. Samsung pays the Company a designated amount or royalties under the licensing agreement.

The Company believes that Samsung incorporates and substantially transforms its technology by incorporating it into foreign-produced items. The Company notes that foreign-produced items that do not satisfy the “direct product” rule under the Export Administration Regulations are not subject to U.S. export controls or U.S. economic sanctions laws. Samsung does not provide the Company with country-based information related to their sales of foreign-produced items, and the Company has no knowledge of whether its technology is, or will in the future be, incorporated into Samsung products sold into Sudan or Syria. As noted above, the Company does not have any relationship, connection, or contact with any person or entity in Sudan or Syria.

The Company has export control and economic sanctions policies and procedures in place and is committed to compliance with these laws. The Company’s export compliance procedures include training for key personnel and procedures for screening customer agreements. In addition, the Company has a Code of Business Conduct and Ethics that applies to all Company employees wherever they are located or doing business, and which sets forth the Company’s policy that all Company directors, officers, employees, agents, and contractors must comply with all applicable laws, regulations, rules, and regulatory orders of the cities, states, and countries in which the Company operates and accordingly, all Company directors, officers, and employees must comply with the laws, regulations, rules, and regulatory orders of the United States, including the Export Administration Regulations and U.S. economic sanctions laws promulgated by the Office of Foreign Assets Control.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

United States Securities and Exchange Commission

June 17, 2016

Response:

As set forth in the response above, the Company is not aware of any direct or indirect, past or current or anticipated, contacts with Sudan or Syria or governments or entities they control.

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 462-8608 if you have any questions or require further information regarding this matter.

Very truly yours,

/s/ Satish Rishi

Satish Rishi,
Senior Vice President, Finance and Chief Financial Officer
Rambus Inc.

cc:	Amanda Ravitz, Assistant Director, Division of Corporation Finance, Securities and Exchange Commission
Jae Kim, Senior Vice President, General Counsel & Secretary, Rambus Inc.
David J. Segre and Michael E. Coke, Wilson Sonsini Goodrich & Rosati, P.C.